August 11, 2017

VIA EDGAR TRANSMISSION

Lyn Shenk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copa Holdings, S.A.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed April 21, 2017

(File No. 001-32696)

Dear Mr. Shenk:

By letter dated July 31, 2017 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed on April 21, 2017 (the “2016 Form 20-F”) by Copa Holdings, S.A. (the “Company”). The Company today is submitting herewith, via EDGAR, a response to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s response immediately below the comment.

1.	You disclose net cash flows provided by operating activities increased by $277.7 million in 2016 compared to 2015. However, the factors cited in explanation of the variance address only half of the change. Please explain to us and disclose and quantify any other material factors directly affecting operating cash that contributed to the remainder of the change, pursuant to the introductory paragraphs of Item 5 of Form 20-F. For further guidance, refer to SEC Release No. 33-6835 and Instruction 1 to Item 5 of Form 20-F.

In addition to the factors cited in our 2016 Form 20-F in explanation of the increase in our net cash flows provided by operating activities, the increase of $277.7 million was also the result of:

•	a $76.0 million decrease in collateral cash related to fuel hedge contracts coming to term, and

•	a $48.3 million net increase in our accounts payable related to the timing of certain payments at year-end.

Had the Company included these factors, the Company’s disclosure in the section of the 2016 Form 20-F captioned “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Operating Activities” would have read as follows (additions underlined):

We rely primarily on cash flows from operations to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2016 were $594.6 million, an increase of $277.7 million over the $316.9 million in 2015. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31, 2016, increased by $71.8 million over receipts in the year 2015. In addition, our cash outflows decreased overall in 2016 due to a decrease in cash payments for operational expenses of $67.5 million mainly related to fuel purchases, a decrease in collateral cash of $76.0 million related to fuel hedge contracts coming to term, a net increase in our accounts payable of $48.3 million related to the timing of certain payments at year-end, a decrease in passenger expenses of $3.4 million, and an increase in administrative expenses of $3.5 million mainly relating to salaries and benefits.

In the future, the Company will enhance its disclosure by including all significant contributing variances to operating cash flows.

2.	In the Form 20-F for fiscal 2015, management concluded internal control over financial reporting (“ICFR”) was not effective as of December 31, 2015 due to the cited material weakness. In the Form 20-F for fiscal 2016, management concluded that ICFR was effective at December 31, 2016. You stated there was no change in your internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. It appears the measure(s) undertaken to remediate the material weakness should have been reported in this section pursuant to Item 15(d) of Form 20-F. Please advise. In your response, explain to us how the material weakness that existed in fiscal 2015 was remediated such that you were able to conclude that ICFR at December 31, 2016 was effective and when the remediation was completed.

The Company acknowledges that under Item 15(d) of Form 20-F, it is required to disclose any change in internal control over financial reporting (“ICFR”) that occurred during the period covered by its annual report that materially affected, or is reasonably likely to materially affect, its ICFR. In preparing its 2016 Form 20-F, the Company’s management considered the remediation undertaken in connection with the material weakness described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), and judged the disclosure of its intended remediation in its 2015 Form 20-F to be sufficient. Management further concluded that its remediation efforts did not materially affect, and were not reasonably likely to materially affect, its ICFR, and that the circumstances surrounding the changes were not otherwise required to be disclosed in its 2016 Form 20-F.

As disclosed in the 2015 Form 20-F, during the preparation of the Company’s 2015 consolidated financial statements, the Company identified an error related to the presentation of the Japanese Operating Lease with Call Option (“JOLCO”) transactions in the Company’s consolidated statement of cash flows. Previously, the Company had presented the JOLCO transactions as cash transactions, with offsetting amounts included in the statement of cash flows under investing activities and financing activities. The Company’s management determined that this presentation was not in compliance with IFRS, identified a material weakness in its ICFR related to this presentation and concluded that its ICFR was not effective as of December 31, 2015. Prior to filing the 2015 Form 20-F, the Company corrected its 2015 consolidated financial statements (as described in Note 5 thereto), and retrospectively adjusted the prior years presented. The new method of presentation had no effect on the net increase (decrease) in cash balance for the years ended December 31, 2015 or 2014, nor on the statement of financial position, statement of profit or loss, statement of comprehensive income (loss) or statement of changes in equity.

As further disclosed in the 2015 Form 20-F, the Company immediately implemented appropriate measures to strengthen its ICFR. Specifically, it enhanced the IFRS knowledge base of its accounting personnel through additional training in the preparation of cash flow statements and enhanced the procedures and controls for review processes of amounts disclosed in its consolidated statement of cash flows, especially with respect to the JOLCO transactions. These changes were fully disclosed under Item 15 of the 2015 Form 20-F, and as a result, management determined that no further disclosure was appropriate in the 2016 Form 20-F.

Furthermore, in connection with the filing of its 2016 Form 20-F, the Company’s management concluded that these corrective measures did not materially affect, and were not reasonably likely to materially affect, its ICFR. Specifically, the Company considered the limited financial information that was affected by the error and the related remediation efforts, as well as the unusual nature of the JOLCO transactions and the absence of transactions presenting similar issues, and determined the likelihood of a similar error to be remote. The Company confirms, however, that in the event any material weakness occurs in a future period, it will include appropriate disclosure regarding changes in ICFR in accordance with Item 15(d).

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Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Juan Alvarado, Corporate Finance Director, at 011 (507) 304 2681.

/s/ Jose Montero
Jose Montero
Chief Financial Officer
Copa Holdings, S.A.

cc:

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP